(m)(5)(ii)

May 1, 2016

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Variable Portfolios, Inc. (“VVPI”) Class T Distribution Plan Adopted Pursuant to Rule 12b-1

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID under the Class T Shares Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Class T Distribution Plan”) by the Class T shares of Voya Global Value Advantage Portfolio (“Global Value Advantage Portfolio”), a series of Voya Variable Portfolios, Inc., in an amount equal to 0.15% per annum, computed based upon the average daily net assets attributable to Class T Shares of Global Value Advantage Portfolio, as if the distribution fee specified in the Class T Distribution Plan were 0.35%. By this letter, we agree to waive that fee for the period May 1, 2016 through May 1, 2017.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Robert Terris
Robert Terris
Vice President

Agreed and Accepted:
Voya Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President